SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                         Getty Petroleum Marketing Inc.
                     ---------------------------------------
                       (Name of Subject Company (Issuer))

                                   OAO LUKOIL
                            Lukoil International GmbH
                           Lukoil Americas Corporation
                                  Mikecon Corp.
         ---------------------------------------------------------------
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           (Title of Class Securities)

                                    374292100
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Vadim Gluzman
                              Chairman of the Board
                           Lukoil Americas Corporation
                               540 Madison Avenue
                            New York, New York 10022
                                 (212) 421-4141
  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000

                            CALCULATION OF FILING FEE

 .-------------------------------------- ----------------------------------------
        Transaction Valuation*                    Amount of Filing Fee
--------------------------------------- ----------------------------------------
            $73,873,505.00                                 $14,774.71
--------------------------------------- ----------------------------------------


* For purposes of calculating the filing fee only, this amount is based on the purchase of 14,002,866 outstanding shares of Common Stock and shares of Common Stock underlying 771,835 stock options all at the tender offer price of $5.00 per share.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $14,774.71    Filing Party: OAO LUKOIL; Mikecon Corp.;
                         ----------                  Lukoil International GmbH;
                                                     Lukoil Americas Corporation
                                                     ---------------------------

Form or Registration No.:  Schedule TO Date Filed:   November 9, 2000
                           -----------               ----------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
          |X|  third-party tender offer subject to Rule 14d-1.
          |_|  issuer tender offer subject to Rule 13e-4.
          |_|  going-private transaction subject to Rule 13e-3.
          |_| amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 9, 2000 (the "Schedule TO") by OAO LUKOIL, a Russian open joint stock company ("LUKOIL"), LUKOIL International GmbH, an Austrian corporation ("Lukoil International") and a direct, wholly owned subsidiary of LUKOIL, Lukoil Americas Corporation, a Delaware corporation ("Parent") and an indirect, wholly owned subsidiary of LUKOIL and Mikecon Corp., a Delaware corporation (the "Purchaser") and the direct, wholly owned subsidiary of Parent, in connection with the offer by Purchaser for all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Getty Petroleum Marketing Inc., a Maryland corporation (the "Company"), at a price of $5.00 per share of Common Stock, net to the seller in cash, without interest upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 9, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1) (ii), respectively. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Item 1    Summary Term Sheet.

          Item 1 is hereby amended as follows:

          1. The section of the Offer to Purchase captioned "Summary Term Sheet" is hereby amended by replacing the second to last sentence in the first paragraph of the response to the question "Can the offer be extended, and under what circumstances?" on page iii thereof with the following sentence:

          In addition, we may extend our offer even if all the conditions to our offer have been satisfied, but in this instance we may do so only once for up to an additional ten business days and we have to waive all conditions, except the condition that at least a majority of the outstanding shares of Common Stock of Getty Petroleum Marketing Inc. (assuming the exercise of all outstanding stock options) (i.e., 7,387,351 shares) have been properly tendered and the condition that we would not violate the law by accepting the shares of Common Stock for payment.

          2. The section of the Offer to Purchase captioned "Summary Term Sheet" is hereby amended by replacing the first bullet point in the response to the question "What are the most significant conditions to the offer?" on page iii with the following bullet point:

          at least a majority of the outstanding shares of Common Stock of Getty Petroleum Marketing Inc. (assuming the exercise of all outstanding stock options) (i.e., 7,387,351 shares) are validly tendered and not withdrawn prior to the expiration of our offer; and

          3. The section of the Offer to Purchase captioned "Summary Term Sheet" is hereby amended by replacing the first sentence in the response to the question "How do I withdraw previously tendered shares of common stock?" on page iv thereof with the following sentence:

          To withdraw shares of Common Stock, you must deliver a written or facsimile notice of withdrawal, or a copy of one, with the required information to American Stock Transfer & Trust Company, the depositary for our offer, while you still have the right to withdraw the shares.

          4. The section of the Offer to Purchase captioned "Summary Term Sheet" is hereby amended by adding to the response to the question "What does the Getty Petroleum Marketing Inc. board of directors recommend with respect to the offer?" on page iv thereof the following new paragraph:

          We suggest that you read the Solicitation/Recommendation  Statement on
          Schedule 14D-9 of Getty Petroleum Marketing Inc. which includes a description of the reasons why the board of directors of that company believes that our offer and the merger are in your best interests and has recommended that you tender your shares of Common Stock in our offer. The board of directors of Getty Petroleum Marketing Inc. was obligated to make this recommendation in accordance with the merger agreement. A copy of the Solicitation/Recommendation Statement on
          Schedule 14D-9 should have been delivered to you along with this Offer to Purchase.

          5. The section of the Offer to Purchase captioned "Summary Term Sheet" is hereby amended by replacing the first sentence in the response to the question "Will the tender offer be followed by a merger if all of Getty
Petroleum Marketing Inc.'s shares of common stock are not tendered in the offer?" on page v thereof with the following sentence:

          If we accept for payment and pay for at least a majority of the outstanding shares of Common Stock of Getty Petroleum Marketing Inc. (i.e., 7,387,351 shares), we will be merged with and into Getty Petroleum Marketing Inc.


Item 2    Subject Company Information.

          Item 2 is hereby amended as follows:

          The section of the Offer to Purchase captioned Section 7 -- "Certain Information Concerning the Company" is amended by deleting the second sentence of the first paragraph on page 11 thereof.

Item 4    Terms Of The Transaction.

          Item 4 is hereby amended as follows:

          1. The cover page of the Offer to Purchase is hereby amended by deleting clause (i) of the second paragraph and replacing it with the following clause (i):

          THERE BEING  VALIDLY  TENDERED  AND NOT  PROPERLY  WITHDRAWN
          PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 7,387,351 SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "COMMON STOCK"), OF GETTY PETROLEUM MARKETING INC. (THE "COMPANY"), WHICH REPRESENT A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK ON A FULLY DILUTED BASIS,

          2. The section of the Offer to Purchase captioned Section 1 -- "Terms of the Offer" is hereby amended by replacing the first sentence of the fourth paragraph on page 3 thereof with the following sentences:

          Subject to the terms of the Merger Agreement, the applicable rules and regulations of the Commission and to applicable law, the Purchaser also expressly reserves the right, in its sole discretion, at any time and from time to time (i) to delay acceptance for payment of, or, regardless of whether such shares of Common Stock were theretofore accepted for payment, or payment for, any shares of Common Stock (a) if any applicable waiting period under the HSR Act has not expired or been terminated or (b) in order to comply in whole or in part with any other applicable law (subject to Rule 14e-1(c) under the Exchange Act), (ii) to terminate the Offer and not accept for payment any shares of Common Stock if any of the conditions referred to in Section 13 -- "Conditions of the Offer" are not satisfied or any of the events specified in Section 13 -- "Conditions of the Offer" has occurred and remains in effect, and (iii) to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Any delay of acceptance for payment of, or payment for, shares of Common Stock will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which obligates a bidder to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer.

          3. The section of the Offer to Purchase captioned Section 2 -- "Acceptance for Payment and Payment for Shares of Common Stock" is hereby amended by by replacing the first paragraph on page 5 thereof with the following paragraph:

          Upon the terms and subject to the conditions of the Offer, the Merger Agreement and applicable law (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all shares of Common Stock validly tendered prior to the
          Expiration Date (and not properly withdrawn in accordance with Section 4 -- "Withdrawal Rights") as promptly as practicable after the Expiration Date if all of the conditions set forth in Section 13 -- "Conditions of the Offer" have been satisfied or waived on or prior to the Expiration Date. Subject to applicable rules of the Commission and the terms of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, shares of Common Stock in order to comply, in whole or in part, with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which obligates a bidder to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer.

          4. Inasmuch as Item 4 incorporates by reference the "Summary Term Sheet" and Section 7 of the Offer to Purchase, Item 4 is hereby further amended by reference to the amendments to Items 1 and 2 of this Amendment No. 1.

          5. The section to the Offer to Purchase captioned Section 13 -- "Conditions of the Offer" is hereby amended by incorporating by reference the information set forth in and by amending Section 13 as follows:

          (a) The first sentence of the first paragraph on page 31 of the Offer to Purchase is hereby replaced with the following sentence:

          Notwithstanding any other provision of the Offer and subject to the terms of the Merger Agreement, the Purchaser shall not be required to accept for payment any shares of Common Stock or, subject to any applicable rules and regulations of the SEC, to pay for any shares of Common Stock tendered pursuant to the Offer, unless (i) the Minimum Condition has been satisfied and (ii) any applicable waiting period under the HSR Act shall have expired or been terminated (the "HSR Condition").

          (b) The first sentence in the first full paragraph on page 33 of the Offer to Purchase is hereby replaced with the following sentence:

          The foregoing conditions shall be for the sole benefit of Parent and the Purchaser subject to the terms of the Merger Agreement and may be waived by Parent or the Purchaser, in whole or in part, at any time and from time to time prior to the expiration of the Offer in their respective sole discretion.

Item 5    Past Contacts, Transactions, Negotiations And Agreements.

          1. Item 5 is hereby amended and supplemented by adding the following sentence as the last sentence of the fourth paragraph on the cover page of the Offer to Purchase:

          SEE "ITEM 4. THE SOLICITATION OR RECOMMENDATION" OF THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9

          2. Item 5 is hereby amended and supplemented by adding the following sentence as the last sentence of the fourth paragraph of the section captioned "Introduction" on page 1 of the Offer to Purchase:

          SEE "ITEM 4. THE SOLICITATION OR RECOMMENDATION" OF THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9

          3. Item 5 is hereby amended and supplemented by adding the following as indicated in the section of the Offer to Purchase captioned Section 10-- "Background of the Offer":

          (a) The twelfth paragraph on page 18 of the Offer to Purchase is hereby amended by adding the following sentence at the end of such paragraph:

          Lukoil USA also proposed that in order to commence its due diligence the Company enter into an agreement that would provide for the reimbursement of its expenses and a termination fee, all in a form which was memorialized in the Letter Agreement entered into on August 8, 2000.

          (b) The fifteenth paragraph on page 18 of the Offer to Purchase is hereby amended by adding the following sentence at the end of such paragraph:

          After extensive negotiations, Getty Properties Corp. and the Lukoil Entities agreed to amend the master leases in order to, among other things, consolidate the existing master leases into a single lease, establish the initial term of the amended master lease as being for fifteen years, modify the rent provisions, amend the use, casualty, condemnation and default and cure provisions, provide credit enhancements in favor of the landlord, establish standards for the abandonment of properties under the amended master lease and for the allocation of environmental risks, and to permit commercial leasehold financing.

Item 11   Additional Information.

          Item 11 is hereby amended as follows:

          1. The section of the Offer to Purchase captioned Section 7 -- "Certain Information Concerning the Company -- Certain Projected Financial Data for the Company" is amended by deleting the second sentence of the last paragraph on page 14.

          2. The section of the Offer to Purchase captioned Section 14 -- "Certain Legal Matters; Regulatory Approvals" is hereby further amended by replacing the last paragraph on page 36 in with the following paragraph:

          Under the provisions of the HSR Act applicable to the purchase of shares of Common Stock pursuant to the Offer, such purchase may not be made until the expiration of a fifteen calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by Parent, which Parent submitted on November 6, 2000. Accordingly, the waiting period under the HSR Act would have expired at 11:59 P.M., New York City time, on November 21, 2000, which was the fifteenth calendar day following filing of the Notification and Report Form by Parent, if the FTC had not granted early termination of the waiting period. The FTC granted Parent's request for early termination on November 20, 2000.

                              SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    OAO LUKOIL

Dated: November 30, 2000            By: /s/  Ralif Safin
                                        -----------------------------------
                                        Name:  Ralif Safin
                                        Title: First Vice President



                                    LUKOIL INTERNATIONAL GMBH

Dated: November 30, 2000            By: /s/  Ralif Safin
                                        -----------------------------------
                                        Name:  Ralif Safin
                                        Title: Authorized Representative



                                     LUKOIL AMERICAS CORPORATION

Dated: November 30, 2000             By: /s/ Vadim Gluzman
                                         ------------------
                                         Vadim Gluzman
                                         Chairman of the Board



                                      MIKECON CORP.

Dated: November 30, 2000             By: /s/ Vadim Gluzman
                                         ------------------
                                         Vadim Gluzman
                                         Chairman of the Board